Filed Pursuant to Rule 433
Registration No. 333-180289
May 14, 2012
(To Prospectus dated March 22, 2012, Prospectus Supplement dated March 22, 2012
and Fixed Rate Underlying Supplement dated April 30, 2012)

HSBC USA Inc.

2.15% Fixed Rate Notes Due May 24, 2017
4.00% Fixed Rate Notes Due May 24, 2027



Offering Period: 05/14/12 - 05/18/12		Trade Date: 05/18/12		Settlement Date: 05/24/2012*	

Issuer Rating	Principal Amount	Price to Public	Maturity Date	Payment at Maturity	Coupon Rate	Coupon Payment Dates	CUSIP/ ISIN	Minimum Denomination	Minimum Increments	Fees and Commissions		
										Varying Discounts	Referral Fees	Total
A+ (S&P); A1 (Moody's); AA (Fitch)†:		100%	May 24, 2017, or if such a day is not a Business Day, the next succeeding Business Day.	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.	2.15% per annum, calculated on a 30/360 unadjusted basis	The 24th calendar day of each month commencing on June 24, 2012, up to and including the Maturity Date	4042K1M83 / US4042K1M838	$1,000	$1,000	Up to $7.50 / 0.75%	Up to $1.25 / 0.125%	Up to 0.875%
A+ (S&P); A1 (Moody's); AA (Fitch)†:		100%	May 24, 2027, or if such a day is not a Business Day, the next succeeding Business Day.	On the Maturity Date, for each Note, we will pay you the Principal Amount of your Notes plus the final Coupon.	4.00% per annum, calculated on a 30/360 unadjusted basis	The 24th calendar day of each month commencing on June 24, 2012, up to and including the Maturity Date	4042K1M91 / US4042K1M911	$1,000	$1,000	Up to $12.50 / 1.25%	Up to $2.50 / 0.25%	Up to 1.5%

† A credit rating reflects the creditworthiness of HSBC USA Inc and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

* We expect that delivery of the Notes will be made against payment for the securities on or about the Settlement Date set forth above, which is expected to be the fourth business day following the Trade Date of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date and the following business day thereafter will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Fixed Rate Notes offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. We or one of our affiliates will act as calculation agent with respect to the Notes. Wells Fargo Bank, National Association will act as trustee. The paying agent will be HSBC Bank USA, N.A.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page S-3 of the prospectus supplement and page S-1 of the Fixed Rate Underlying Supplement.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Fixed Rate Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Fixed Rate Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Fixed Rate Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may obtain:

- The Fixed Rate Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412025160/v311112_424b2.htm
- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per note / Total linked to the 2.15% Fixed Rate Notes	$1,000 /		
Per note / Total linked to the 4.00% Fixed Rate Notes	$1,000 /		

[1] Representing the average per Note fees and commissions.